                Exhibit 97

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
PUBLIC SERVICE ELECTRIC AND GAS COMPANY

Clawback Practice for Recovery of
Erroneously Awarded Compensation to Executive Officers

Effective as of November 20, 2023

Purpose and Scope

This Practice provides for the recovery of certain incentive-based compensation received by a current or former executive officer of the Company in the event of an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under securities laws, irrespective of any misconduct or fault on the part of the executive officer. For clawback guidance in all other circumstances, see Enterprise Practice 720-10, Clawback Practice.

This Practice is designed to comply with and shall be interpreted to be consistent with Section 10D of the Securities Exchange Act of 1934, as amended and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

Definitions

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (otherwise known as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (otherwise known as a “little r” restatement).

“Administrator” means, except as specifically set forth herein, the Organization and Compensation Committee of the Board.

“Applicable Period” means the three completed fiscal years immediately preceding the Restatement Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

“Board” means the Board of Directors of Public Service Enterprise Group Incorporated.

“Effective Date” means October 2, 2023.

“Erroneously Awarded Compensation” has the meaning set forth below in the section entitled “Amount Subject to Recovery.”

“Exchange” means the New York Stock Exchange.

“Executive Officer” means each current or former employee of the Company who has been or was designated by the Board as an “officer” of the Company in accordance with 17 C.F.R. 240.16a-1(f) which includes the Company’s principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice- president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of the Company’s parent(s) or subsidiaries are deemed officers of the Company if they perform such policy making functions for the Company. Identification of an executive officer for purposes of this Practice would include at a minimum the Company’s executive officers listed in the Company’s Form 10-K.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission (“SEC”).

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure.

“Received” Incentive-Based Compensation is considered received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Restatement Date” means the date on which the Company is required to prepare an Accounting Restatement which is the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of when the restated financial statements are filed.

Recovery of Erroneously Awarded Compensation

The Company will recover reasonably promptly Erroneously Awarded Compensation (defined below) in the event that the Company is required to prepare an Accounting Restatement under the securities laws. To be subject to recovery under this Practice, the Incentive-Based Compensation must have been Received by an Executive Officer: (a) on or after the Effective Date; (b) after beginning service as an Executive Officer; (c) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (d) while the Company had a listed class of securities on a national securities exchange; and (e) during the Applicable Period.

Amount Subject to Recovery

The amount of Incentive-Based Compensation to be recovered (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts and must be computed without regard to any taxes paid.

For Incentive-Based Compensation based on stock price or Total Shareholder Return (“TSR”) where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (a) the amount to recover must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

Method of Repayment of Erroneously Awarded Compensation

The Administrator shall determine, in its sole discretion the method(s) for promptly recovering Erroneously Awarded Compensation pursuant to this Practice, which may include without limitation, one or more of the following: (a) seeking reimbursement of all or part of any cash or equity-based award; (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (c) cancelling or offsetting against any planned future cash or equity-based awards; (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; and (e) any other method authorized by applicable law or contract.

Exception to Mandatory Clawback; Impracticability

The Company shall recover Erroneously Awarded Compensation in compliance with this Practice unless the Administrator has determined that recovery would be impracticable for any of the following reasons:

•The direct expense paid to a third party to assist in enforcing this Practice would exceed the amount to be recovered after a reasonable and documented attempt to recover such Erroneously Awarded Compensation with documentation provided to the Exchange;

•Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022 and after the Company obtains an opinion of home country counsel; or
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Notice to Executive Officers

Executive Officers shall receive a notice of this Practice in such manner as determined by the Administrator from time to time and shall require each Executive Officer to execute the Acknowledgement, the form of which is attached hereto as Exhibit A. Notwithstanding the preceding sentence, this Practice shall apply to all Executive Officers even if the Company does not obtain or retain their signed Acknowledgment.

Other Recoupment Rights

Any right of recoupment under this Practice is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company, including but not limited to pursuant to any other Company practice (e.g., 720-10 Clawback Practice), employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement and any other legal remedies available to the Company. In the event of any irreconcilable conflict between this Practice and any other practice, agreement, etc., then the terms of this Practice shall control to ensure compliance with applicable law.

No Indemnification

The Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation.

Amendment; Termination

The Administrator may amend this Practice from time to time in its discretion, subject to applicable law. The Board has the authority to terminate this Practice at any time for any reason subject to applicable law.

Exhibit Filing and other Disclosures Requirements

A copy of this Practice and any amendments thereto shall be filed as an exhibit to the Company’s annual report on Form 10-K and the Company shall otherwise file all disclosures with respect to this Practice in accordance with the requirements of the federal securities laws, including the disclosure required by applicable filings with the SEC.

Key Roles and Responsibilities

This Practice shall be administered by the Administrator. The Administrator will make determinations and interpretations and take such actions in connection with this Practice as it deems necessary or advisable, subject to applicable law. All determinations and interpretations made by the Administrator are final and binding. For questions regarding this Practice, please contact the Corporate Secretary or Executive Director of Compensation, HR Technology, Workforce Analytics and Payroll.

Exhibit A

Acknowledgement Form
of the
PSEG Practice for the Recovery of Erroneously Awarded Compensation to Executive Officers

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Public Service Enterprise Group Incorporated Practice for the Recovery of Erroneously Awarded Compensation to Executive Officers (as may be amended, restated, supplemented or otherwise modified from time to time, the “Practice”). In the event of any irreconcilable conflict between the Practice and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, practice, program or agreement under which any compensation has been or may be granted, awarded, earned, paid, forfeited or recouped, the terms of the Practice shall govern. In the event it is determined that any amounts granted, awarded, earned or paid to me must be forfeited, reimbursed to or recovered by the Company, I will promptly take any action necessary to effectuate such forfeiture, reimbursement and/or recovery without regard to any taxes I have paid on the amount(s).

By:
[Name]
[Title]